

January 3, 2011

Samuel L. Neese
Executive Vice President and Chief Executive Officer
Highlands Bancshares, Inc.
340 West Main Street
Abingdon, Virginia 24210-1128

**Re: Highlands Bankshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed April 15, 2010
File No. 0-27622**

Dear Mr. Neese:

We have reviewed your filing and related documents and have the following comments. In one of these comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Lending Activities, page 3

1.   Please revise this section in future filings to provide an expanded discussion of the types of loans that that are included in each of the lending categories. For instance, we note from your tabular presentation of loans elsewhere in your document that your underwrite land development loans, multi-family real estate loans, secured and unsecured commercial loans and agriculture loans, yet there is not discussion in this section of them.

2.   Please conform all tabular presentations of your loan portfolio, the allowance for loans losses, etc, throughout your document to present the same loans categories that you discuss in this section.

3.   Please revise future filings to provide an expanded discussion of the underwriting policies and procedures used to underwrite loans in each lending category and for each major lending product. Discuss all material factors considered in underwriting a loan, including documentation requirements, FICO scores, loan to value ratios, etc. Discuss whether variable rate loans are underwritten at fully indexed rates and how you consider the risks associated with variable rate loans when deciding to underwrite them. Also, discuss whether or not you have underwritten any hybrid loans, such as stated income/stated asset loans or negative amortization loans.

Provision and Allowance for Loan Losses, page 30

4.   Please revise future filings to discuss in more detail how you based your pool allocations at December 31, 2009 to more closely match 2009 losses. Discuss the procedures used and when you first applied them. Your revisions should provide more detail of the impact that your revised procedures had on the 2009 provision. Please ensure that future filings similarly discuss any revised procedures used in developing the allowance for loan losses and other material accounting estimates.

5.   Please revise this section and throughout your document to disclose whether management believes that the allowance for loan losses is "appropriate" at each balance sheet date based on the requirements of US GAAP. The reference to its sufficiency and adequacy refer to whether it is sufficient for the risk inherent in the portfolio as of the balance sheet date and does not necessarily mean that the level of it is appropriate under GAAP.

Investment Portfolio, page 38

6.   Please revise to provide a discussion of each investment presented in the table, including identification of the issuers. For non-agency MBSs, corporate bonds and CMOs specifically disclose the material characteristics of each investment, including, for instance, the nature and terms of the mortgages underlying the MBSs, bond ratings, etc.

Exhibit 13

General

7.   We note several apparent typographical errors and formatting issues in this document. For instance, income from loans receivable and fees on loans appears incorrect. The tables included in Note 18 appear to be formatted incorrectly as the amounts included in the tables appear to be presented under different levels than those discussed in the narratives. Please tell us if our observation is correct and provide us corrected information, as applicable, and revise future filings accordingly.

Note 2. Investment Securities Available for Sale, page 15

8.   Please revise your tabular presentation in future filings to separately disclose fair value and unrealized losses for each of the different types of securities included in the "other securities" category. Provide us with example disclosures at December 31, 2009 and each quarter through September 30, 2010. .

9.   You disclose that the segment of the Company's portfolio that contains the largest unrealized loss is the pooled trust preferred securities (TRUP CDOs) which represent trust preferred securities issued primarily by banks and a limited number of insurance companies and real estate investment trusts. We have the following comments.

    (a)   Please quantify unrealized losses related to pooled trust preferred securities as of December 31, 2009.

    (b)   Provide us a detailed description of the other-than-temporary impairment analysis you performed on these securities as of December 31, 2009. Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment.

    (c)   We note your disclosure regarding your other-than-temporary impairment policies related to your trust preferred securities. Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

- Discount rate: tell us and disclose in future filings how you determine the discount rate to use in your calculation.

- Deferrals and defaults:

    a.   Please tell us in detail how you develop your estimate of future deferrals and defaults.
    b.   Tell us how you consider the specific credit characteristics of the collateral underlying each individual security in developing your estimate of future deferrals and defaults and tell us whether you had different estimates of deferrals and defaults for each security owned.
    c.   Tell us and disclose in future filings if you treat actual deferrals the same as defaults.
    d.   Tell us and disclose in future filings your recovery rate assumption and how you determine it. Specify if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals and if you have different recovery rates for each security.

- Prepayment rate:

  a.   Based on the terms of your security, explain to us how prepayments can occur (e.g. call dates, auction dates, etc).
  b.   Tell us and disclose in future filings your prepayment assumption and how you determine it.
  c.   If your prepayment assumption changed during the year, tell us why and detail the key information on which you rely to support your change.
  d.   Tell us how your credit loss is affected by increasing the prepayment assumption and explain why the change is reasonable.
  e.   If you used 0% as your assumption at December 31, 2009, please explain to us why you believe this is reasonable.
  f.   If you used 0% as your assumption at December 31, 2009, please provide us a sensitivity analysis of the change in credit loss at December 31, 2009 if you used a 1% prepayment assumption.

(d)   Specifically tell us how you determined that defaults and deferrals announced after the balance sheet date were incorporated in your calculation of cash flows expected to be collected at period end.

(e)   Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise future filings to disclose the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

Note 4. Loans, page 19

10.   Please revise future filings to disclose in more detail the specific methods used to modify loans and how you identify modified loans as troubled debt restructurings (TDRs). Also, clarify when you place a loan classified as a TDR on accrual status.

Executive Compensation, page 34 (page 14 of proxy statement on Schedule 14A)

11.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Form 10-Q for the period ended September 30, 2010

Note 2. Allowance for Loan Losses, page 8

12.   Please revise future filings to provide disaggregated information as to the specific loan categories to which loans were charged-off and recovered.

Financial Position, page 25

13.   We note your disclosure that management feels unrealized losses on trust preferred securities are temporary based on current inactive markets. Refer to our comment above and provide us with a detailed description of the other-than-temporary impairment (OTTI) analysis you performed on these securities as of September 30, 2010. If your significant assumptions (i.e. discount rate, deferrals/defaults and prepayment rate) have changed from December 31, 2009, please describe these changes also. Finally, compare and contrast management's feelings for trust preferred securities for which OTTI was not recognized with the facts and circumstances resulting in the OTTI that was recognized, clearly identifying each of these securities in your analysis.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Paul Cline, Staff Accountant, at 202-551-3851, or Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at 202-551-3436 or me at 202-551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief